November 13, 2008

Mail Stop 6010

Via U.S. Mail and Facsimile

Jay F. Glick
President and Chief Executive Officer
Lufkin Industries, Inc.
601 South Raguet
P.O. Box 849
Lufkin, Texas 75904

      Re: Lufkin Industries, Inc.
               Annual Report on Form 10-K
               Filed February 29, 2008
               File No. 000-2612

Dear Mr. Glick:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Jay Mumford
               Attorney-Adviser

cc: Paul G. Perez, Esq. (via facsimile)
       Todd Strickler, Esq. (via facsimile)